Exhibit 99.1

MTS Announces 2021 Extraordinary General Meeting of Shareholders

Ra’anana, Israel / Powder Springs, Georgia, USA – March 25, 2021 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Wednesday, May 5, 2021 at 12:30 p.m. (Israel time) at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel.

The Meeting has been called at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC (together the “Lazar Group”), who hold, in the aggregate, more than 5% of the voting rights and issued and outstanding share capital of the Company. The Israeli Companies Law, 1999, provides that the Company’s Board of Directors is required to convene an extraordinary meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of the Company’s outstanding issued shares and 1% or more of the Company’s outstanding voting power, or (b) 5% or more of the Company’s outstanding voting power. Accordingly, the Company’s Board of Directors has called the Meeting at the request of the Lazar Group.

Proposals Presented by the Lazar Group:

1.	To terminate the service term of each of the following currently serving directors: Mr. Haim Mer, the Chairman of the Company’s Board, Mr. Scott Burell and Mr. Isaac Onn; and

2.
To elect David Lazar, Uri Ben-Or and Eric Greenberg to serve as members of the Company’s Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

The Company’s Board of Directors recommends that you vote AGAINST the foregoing proposals, each of which is more fully described in the proxy statement that describes the proposals to be considered at the Meeting and will be furnished to the Securities and Exchange Commission (the “SEC”), along with a proxy card, on March 25, 2021 (the “Proxy Statement”).

Proposal Presented by the Company’s Board of Directors:

1.
To reelect Scott Burell and Isaac Onn to serve as members of the Company’s Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

The Company’s Board of Directors recommends that you vote FOR the foregoing proposal, which is more fully described in the Proxy Statement.

Shareholders of record at the close of business on Thursday, April 1, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail the Proxy Statement and a proxy card on or about Tuesday, April 6, 2021.

The approval of the proposals set forth above requires the affirmative vote of holders of at least a majority of the Company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than Sunday, April 25, 2021.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than April 1, 2021.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com

Forward Looking Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540